Free Writing Prospectus

Filed pursuant to Rule 433

Dated January 8, 2019

Relating to

Preliminary Prospectus Supplement dated November 22, 2018 to

Prospectus dated November 20, 2017

Registration Statement No. 333-221668

Final Term Sheet

€500,000,000 1.250% Notes due 2025

Issuer:	Emerson Electric Co.

Principal Amount:	€500,000,000

Title of Securities:	1.250% Notes due 2025

Trade Date:	January 8, 2019

Settlement Date*:	January 15, 2019 (T+5)

Maturity Date:	October 15, 2025

Listing:	Emerson Electric Co. intends to apply to list the 1.250% Notes due 2025 on the New York Stock Exchange

Benchmark Bund:	1.000% due August 15, 2025

Benchmark Bund Yield / Price:	-0.117% / 107.40%

Spread to Benchmark Bund:	+146.6 basis points

Spread to Mid Swaps:	+90 basis points

Mid Swaps Yield:	0.449%

Interest Rate:	1.250% per annum

Yield to Maturity:	1.349%

Public Offering Price:	99.367%

Gross Proceeds to Issuer:	€496,835,000

Interest Payment Date:	Annually in arrears on October 15, commencing October 15, 2019

Redemption Provision:

Make-Whole Call:	Bund plus 25 basis points prior to July 15, 2025

Par Call:	On or after July 15, 2025

Tax Redemption:	The notes will be redeemable if certain events occur involving United States taxation as described in the preliminary prospectus supplement

CUSIP:	291011 BH6

ISIN:	XS1915689746

Common Code:	191568974

Joint Book-Running Managers:	Deutsche Bank AG, London Branch Barclays Bank PLC Citigroup Global Markets Limited J.P. Morgan Securities plc

Co-Managers:	BNP Paribas HSBC Securities (USA) Inc. Merrill Lynch International Wells Fargo Securities International Limited

€500,000,000 2.000% Notes due 2029

Issuer:	Emerson Electric Co.

Principal Amount:	€500,000,000

Title of Securities:	2.000% Notes due 2029

Trade Date:	January 8, 2019

Settlement Date*:	January 15, 2019 (T+5)

Maturity Date:	October 15, 2029

Listing:	Emerson Electric Co. intends to apply to list the 2.000% Notes due 2029 on the New York Stock Exchange

Benchmark Bund:	0.250% due August 15, 2028

Benchmark Bund Yield / Price:	0.233% / 100.165%

Spread to Benchmark Bund:	+185.8 basis points

Spread to Mid Swaps:	+120 basis points

Mid Swaps Yield:	0.891%

Interest Rate:	2.000% per annum

Yield to Maturity:	2.091%

Public Offering Price:	99.136%

Gross Proceeds to Issuer:	€495,680,000

Interest Payment Date:	Annually in arrears on October 15, commencing October 15, 2019

Redemption Provision:

Make-Whole Call:	Bund plus 30 basis points prior to July 15, 2029

Par Call:	On or after July 15, 2029

Tax Redemption:	The notes will be redeemable if certain events occur involving United States taxation as described in the preliminary prospectus supplement

CUSIP:	291011 BJ2

ISIN:	XS1916073254

Common Code:	191607325

Joint Book-Running Managers:	Deutsche Bank AG, London Branch Barclays Bank PLC Citigroup Global Markets Limited J.P. Morgan Securities plc

Co-Managers:	BNP Paribas HSBC Securities (USA) Inc. Merrill Lynch International Wells Fargo Securities International Limited

* It is expected that delivery of the notes will be made against payment therefor on or about January 15, 2019, which is the fifth U.S. business day following the date of the pricing of the Notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the third business day preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors. Purchasers of notes who wish to trade their notes on the date of pricing or the next succeeding business day should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC toll free at 1-800-854-5674 or Deutsche Bank AG, London Branch toll free at 1-800-503-4611.

MiFID II product governance / Professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

PRIIPs Regulation—No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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